August 1, 2024

Stephen Kadenacy
Chief Executive Officer
SilverBox Corp IV
1250 S. Capital of Texas Highway
Building 2, Suite 285
Austin, TX 78746

       Re: SilverBox Corp IV
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 23, 2024
           File No. 333-280315
Dear Stephen Kadenacy:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 15, 2024 letter.

Amendment No. 1 to Form S-1 filed July 23, 2024
Cover Page

1. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on page 47. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure stating that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to
Item 1602 of
       Regulation S-K.
 August 1, 2024
Page 2
2.     Refer to prior comment 8. Please provide a cross reference to the Our
Sponsor
       compensation disclosure on page 111. Also, please provide clear cross references by reference to page numbers or otherwise.
If we are deemed to be an investment company under the Investment Company Act, page 78

3. Refer to prior comment 15. Please add back the disclosure that the warrants would expire worthless.
Proposed Business, page 110

4. Refer to prior comment 16. Please clarify how opportunities to acquire targets are allocated among your SPACs.
5. We note your response to prior comment 17. Under Our Sponsor, please disclose, if true, that none of the sponsor non-managing members has a direct or indirect material interest in your sponsor. See Item 1603(a)(7) of Regulation S-K.

       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jonathan Ko, Esq.